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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PENN OCTANE CORPORATION
(Name of Issuer)
Common Stock par value $0.01 per share
(Title of Class of Securities)
707573101
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      ☑ Rule 13d-1(b)

      ☐ Rule 13d-1(c)

      ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS: Swank Group, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		938,865

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		938,865

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	938,865

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS: Swank Energy Income Advisors, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		938,865

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		938,865

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	938,865

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS: Jerry V. Swank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		938,865

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		938,865

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	938,865

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G/A
     This Amendment No. 1 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Swank Group, LLC, a Texas limited liability company (“Swank Group”), Swank Energy Income Advisors, LP, a Texas limited partnership (the “Advisor”), and Mr. Jerry V. Swank, the principal of Swank Group and the Advisor, relating to shares of common stock, par value $0.01 per share (the “Common Stock”) of Penn Octane Corporation, a Delaware corporation (the “Issuer”).
     This Amendment No. 1 to Schedule 13G relates to the shares of Common Stock of the Issuer purchased by the Advisor through the account of The Cushing Fund, LP, a Texas limited partnership (the “Cushing Fund”), and Swank MLP Convergence Fund, LP, a Texas limited partnership (the “Convergence Fund,” and together with the Cushing Fund, the “Swank Funds”). The Advisor is the general partner of the Swank Funds. Swank Group serves as the general partner of the Advisor and may direct the Advisor to direct the vote and disposition of the 938,865 shares of Common Stock held by the Swank Funds. The principal of Swank Group, Mr. Swank, may direct the vote and disposition of the 938,865 shares of Common Stock held by the Swank Funds.
     Swank Management, Swank Advisors and Mr. Swank previously reported beneficial ownership of Common Stock on a Schedule 13G filed on February 14, 2006. This Amendment No. 1 to Schedule 13G is being filed to include the Common Stock held by the Convergence Fund. In addition, The Cushing Fund (Offshore), Ltd., a Cayman Islands exempted company, has been removed, as it does not beneficially own the Common Stock, as was previously reported.

Item 1(a)	Name of Issuer.

Penn Octane Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

77-530 Enfield Lane, Building D
Palm Desert, California 92211

Item 2(a)	Name of Person Filing.

Swank Group, LLC (“Swank Group”), Swank Energy Income Advisors, LP (the “Advisor”), and Mr. Jerry V. Swank.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

3300 Oak Lawn Ave., Suite 650
Dallas, Texas 75219

Item 2(c)	Citizenship or Place of Organization.

Swank Group, LLC is a limited liability company organized under the laws of the State of Texas. Swank Energy Income Advisors, LP is a limited partnership organized under the laws of the State of Texas. Mr. Swank is the principal of Swank Group and the Advisor, and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

707573101

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a) Swank Group, the Advisor, and Mr. Swank are the beneficial owners of 938,865 shares of Common Stock.

(b) Swank Group, the Advisor, and Mr. Swank are the beneficial owners of 6.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 938,865 by 15,522,745, the number of shares of Common Stock issued and outstanding as of October 31, 2005, as reported in the Issuer’s quarterly report on Form 10-Q filed November 21, 2005.

(c) Swank Group, as the general partner of the Advisor may direct it to direct the vote and dispose of the 938,865 shares of Common Stock held by the Swank Funds. As the principal of Swank Group, Mr. Swank may direct the vote and disposition of the 938,865 shares of Common Stock held by the Swank Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated March 20, 2006, among Swank Group, the Advisor, and Mr. Swank.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: March 20, 2006

SWANK GROUP, LLC
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

SWANK ENERGY INCOME ADVISORS, LP By: Swank Group, LLC, its general partner
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank